UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Gary Kennedy, TTEE, Kennedy Family Charitable Remainder UniTrust dated 10/31/00	2. Issuer Name and Ticker or Trading Symbol Gadzoox Networks, Inc. (ZOOXE)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __XX_ Director _XX_10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 15155 Alondra Lane	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year August 2002
(Street) Saratoga, CA 95070				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	8/29/02	P		1,000,000	A	See Note 1	7,287,300	D&I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. These securities were purchased in a private transaction for a total purchase price of one dollar.

2. These securities are owned directly by the Kennedy Family Charitable Remainder UniTrust dated 10/31/00 and the Kennedy Family Revocable Trust dated 10/27/99 (the "Trusts"). Mr. Kennedy is the Trustee and a beneficiary of the Trusts. Mr. Kennedy and the Trusts disclaim membership in a group with any other person not reporting hereon within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.
Dated: August 30, 2002
Gary Kennedy TTEE Kennedy Family Charitable Remainder Unitrust dated 10/31/00 By: Gary Kennedy Trustee	Gary Kennedy TTEE Kennedy Family Revocable Trust dated 10/27/99 By: Gary Kennedy Trustee

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff